UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On November 4, 2009, CIBT Educations Group Inc. (the “Company”) issued a news release announcing that it has closed the first tranche of a non-brokered private placement in Canada. The Company raised CDN$2.1 million and issued 3 million common shares (without share purchase warrants) at a price of CDN $0.70 per share. Finder’s fees in connection with the private placement consisted of a cash commission of CDN$105,000 and finder’s warrants entitling the holder to purchase 210,000 common shares at a price of CDN$0.70 for a period of one year.

The securities issued in the first tranche are subject to a four-month hold period under Canadian securities laws that will expire on March 4, 2010.

The financing was first announced by way of a news release disseminated on October 27, 2009.

A copy of the November 4, 2009 news release is attached as exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	November 4, 2009 News Release – “CIBT Education Group Closes First Tranche of Non-Brokered Private Placement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: November 9, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer